
VODKA
MOCHA LATTE
ALC A
CHINO
Spirited Coffee
13.5%
BOURBON
VANILLA LATTE
ALC A
CHINO
Spirited Coffee
13.5%
VODKA
ORIGINAL LATTE
ALC A
CHINO
Spirited Coffee
13.5%
VODKA

INVEST IN **HOWIE'S SPIKED**

# Take what works...and spike it.

alcachino.com   Bernards, NJ

# Highlights

1. Strategically placed at the intersection of Coffee & Alcohol in the ready-to-drink cocktail category
2. Our manufacturing model was designed to be Scalable for Growth through Innovation
3. Sales nearly tripled of our Coffee Beverages from 2022 to 2023
4. Distribution has grown to over 20 states and is expanding
5. Award Winning 13.5% ABV Coffee Latte cocktails
6. We are projecting +1,500,000 cans of Coffee Beverages sold of by the end of 2024
7. Our products are inspired by the top trends from your favorite coffee shop, but SPIKED!
8. Over $4.3M has been raised by Our Team

# Featured Investor

**Robert Thompson**
Syndicate Lead

Follow

Invested $5,000

"My primary interest in Howie's Spiked is having the great opportunity to participate early in a great concept that is on-trend and meets an unmet need in the RTD space. I've looked at the founders and management and have confidence in their capacity to create a great brand that people will enjoy. I've had several people taste the Howie's Spiked Refreshers, and the response has been, "Where and when can I buy these?" I believe by next summer's beverage season, we could see a lot of buzz and the potential breakout of the brand."

# Our Team



**Vince Gioe** CEO and Manager

Expanded Alc-A-Chino from a few states to nearly half the U.S. Over 30 years at Coca-Cola, held key roles like North American M&A. Graduated top honors from Georgia Tech, CPA, board member of ProVEDA Corp.



**Greg Howard** President and Manager

Executive Leader & Entrepreneur 30+ years in national & global expansion, developed an industry reputation as a growth leader at Mainfreight across the globe.



**Larry Trachtenbroit** Chief Innovation Officer

Creating Brand Formulas since 2000, "Liquid" Larry made waves selling Planet Java to Coca-Cola in 2001. Larry's expertise spans Stoli USA, Kimberly Clark, Zing Zang and his own creation: Twisted Cherries. Named Entrepreneur of the Year in 03 by Baruch.



Taylor Foxman Strategic Advisor

Veteran beverage alcohol expert with over a decade of experience with globally recognized wine, beer and spirit companies including most recently Pernod Ricard, Gruppo Campari, Boston Beer, Edrington Americas, Sidney Frank, Patron Spirits and Stoli Group.

## "CATCH THE BUZZ"


VODKA
MOCHA LATTE
ALC A
CHINO
Spirited Coffee
13.5%
BOURBON
VANILLA LATTE
ALC A
CHINO
Spirited Coffee
13.5%

# Vision

**We take Top Performing Coffee Shop Beverages across the Country, Spike Them and make them available in consumer Appealing Premium Packaging**

Only Quality Ingredients:

- **Spiked** with **Premium Spirits or Sugar Brew** (fermented cane sugar)
- **Crafted** with **Natural Ingredients**
- **Non-Dairy** & **Gluten Free** options

**A complete line up of Coffee Shop Inspired drinks, SPIKED for extra enjoyment!**

# Opportunity

**Coffee** is one of the **world's top ten traded commodities**, consumed by **more than 70%** of all adults in the United States. (*says National Coffee Data Trends*)

The global coffee market size was valued at **$127 Billion in 2022** and is anticipated to witness a compound annual growth rate **(CAGR) of 4.72%** from 2023 to 2030. (*says Coherent Market Insights*)

The Alcohol industry is expected to grow from **$2.1 trillion in 2022** to approximately **$4 trillion by 2029.** (*says Fortune*)

The Global Canned Alcoholic Beverages Market size was valued at **$14.8 Billion in 2022** and is projected To reach around **$66.5 Billion by 2032,** with a compound annual growth rate **(CAGR) of 16.4%** from 2023 to 2032. (*says Yahoo Finance*)

**Coffee & Alcohol**, WHY NOT BOTH!

## Alc-A-Chino for the Gold!

**Gold**
San Francisco
World Spirits Competition

**Gold**
L.A. Spirits Awards

**Silver**
San Francisco
World Spirits Competition

**Gold**
RTD Magazine

# Products

With the growth of Coffee & Alcohol, as evidenced by the soaring popularity of Espresso Martini's, our Spiked Iced Coffee Lattes, crafted with natural, premium ingredients are perfectly positioned in the RTD (Ready-To-Drink) space with two approaches to ABV (Alcohol by Volume):

- **Award Winning 13.5% ABV Coffee Latte cocktails**
- **New 6% ABV Non-Dairy Oak Milk Latte**
- **200 ml Clear Can is Impactful & Innovative (the perfect single serve pour)**
- **Launching 5% ABV Hard Refreshers by Q1 2025, an exciting new line up of products crafted with Natural Fruit Juices, Full Flavor and Zero Carbonation**


ALC A CHINO
Coffee Shop Inspired
Your coffee shop order, now spiked for a premium buzz

# Milestones

**2022:** Expanded from **6 States** to **20 States by** the end of 2023

**2023:** Grew our network of over **50 Top Tier distributors**

**2023: Gross Margins** increased from 10% in year one (2022), to over **24% in year two (2023)**

**2024:** Launched our **Non-Dairy Spiked Hard Coffee** made with 100% **Oat Milk**

**2024:** The "**Coffee Shop Inspired**" brand vision is born

**2024:** We are **projecting +1,500,000 cans** of Coffee Beverages sold by the end of 2024

**2025:** Brand vision launches with support of **new retailers** and **expanded distribution**

**2025:** Launch of new **Hard Refresher** beverages Q1 2025

# Why Invest?

- GET IN EARLY at the **intersection of Coffee & Alcohol**
- **Sales nearly tripled** of our Coffee Beverages from 2022 to 2023
- Available in **over 20 states** and growing
- We are **projecting +1,500,000 cans** of Coffee Beverages sold by the end of 2024
- **Gross Margins up 14% points** last year...further growth projected for 2024
- Our "**Coffee Shop Inspired**" brand strategy goes live in 2025
- Our **Leadership Team** has long and successful track records in **building, operating, investing-in**, and **selling businesses**

*Forward-looking projections are not guaranteed.*


If Friday was a drink,
it would be an Alc-A-Chino



VODKA
ORIGINAL LATTE
ALC A
CHINO
Spirited Coffee
13.5%
BOURBON
VANILLA LATTE
ALC A
CHINO
Spirited Coffee
13.5%
VODKA
MOCHA LATTE
ALC A
CHINO
Spirited Coffee
13.5%
ALC A CHINO


# Social Growth



16,181
followers
10,300
followers
9,239
followers


2022
2023
2024

*Forward-looking projections are not guaranteed.*

# Catch the BUZZ Early

The Global alcoholic Ready-to-Drink (RTD) Coffee Market is an emerging sector and represents significant growth opportunity considering trends from non-alcoholic beverages with an introduction to an alcoholic version, like teas and lemonades.

**The RTD Coffee Market is expected to reach $35B in 2024.** (Source Statista)

Our product is at the intersection of coffee, alcohol, and consumer demand for quality RTD Ingredients. Our goal is for Alc-A-Chino to define the spiked coffee category as the leading brand.


catch a buzz
catch a buzz
catch a buzz
catch a buzz
catch a buzz
catch a buzz
catch a buzz
VODKA
ORIGINAL LATTE
ALC A CHINO™
Spirited Coffee
DISTILLED AMERICAN VODKA WITH COFFEE, MILK, CREAM, CANE SUGAR & NATURAL FLAVORS.
13.5% ALC BY VOL.

# FAQ'S

We answered your FAQ's about our premium spiked coffees.

## WHAT IS THE BRAND VISION FOR ALC-A-CHINO?

Our vision is to be the leading spiked "Coffee Shop" inspired brand available nationally and in select international markets.

## WHAT DOES "COFFEE SHOP" INSPIRED MEAN?

We take proven product trends from your favorite coffee shop that consumers purchase many millions of times each day and spike them! We are not guessing what consumers will like, they are already voting with their wallets. We are expanding the coffee day-part by offering them spiked! Honestly, we are the only brand currently offering a portfolio of "Coffee Shop" inspired spiked products, and as we say, our product innovation was hidden in plain sight!

## WHAT PRODUCTS ARE IN YOUR "COFFEE SHOP" INSPIRED PORTFOLIO?

We have a 13.5% hard coffee cocktail (think of your favorite espresso martini, without the effort of making it), a 6% ABV non-dairy Hard Oat Milk Latte that is session-able and delicious, and a new line of 5% ABV Hard Refreshers made with a blend of real juice, cane sugar, natural flavors & colors and a bit of green coffee extract that taste like those from your favorite Coffee Shop, but with a kick!

## WHAT DOES ALC-A-CHINO MEAN?

To start this journey, we wanted a name for our products that speaks to coffee and alcohol. So, think of it this way, millions of Americans enjoy cappuccinos each day. Our product delivers on similar attributes of that beloved drink, except we added the "Alc" in front of the name to highlight what's in store for you. Now, our journey has expanded, and Alc-A-Chino is delivering this experience across a range of your favorite coffee shop beverages, but spiked!

## WHAT INGREDIENTS ARE IN ALC-A-CHINO?

We only use premium ingredients...no artificial flavors, colors, or preservatives, and real cane sugar instead of high intensity/artificial sweeteners.

## HOW MUCH CAFFEINE IS IN ALC-A-CHINO?

The levels of naturally occurring caffeine in our products range between 18 and 39 mgs per 12 oz serving. In comparison, a 12 oz cup of black coffee contains approximately 135 mg of caffeine.

## IS ALC-A-CHINO GLUTEN FREE?

Except for our Malt based beverages distributed in select markets, our products are naturally gluten free.

## HOW MUCH ALCOHOL IS IN ALC-A-CHINO?

5%, 6%, 8% or 13.5% ABV depending on which line of product you are enjoying (Hard refreshers, Oat Milk Lattes, Harder Oat milk lattes and Coffee Cocktails respectively)

## DOES ALC-A-CHINO CONTAIN DAIRY?

Our 13.5 % version of Alc-a-Chino contain dairy products, and our Non-Dairy Lattes are with 100% Oat Milk.

## WHAT TYPE OF ALCOHOL IS IN ALC-A-CHINO?

We are committed to serving the highest quality coffee cocktail and while the alcohol depends on your location, in most markets our Original and Mocha 13.5% Coffee Cocktails are made with 6x distilled Vodka and our Bourbon Vanilla is made with crafted aged Bourbon. Our Oat-Milk Lattes and Hard Refreshers are made with Gluten Free Sugar brew from Holland.

## WHAT IS THE SHELF LIFE OF ALC-A-CHINO?

Alc-a-Chino is great for 12 months after the born-on date listed on the bottom of each can.

## WHAT IS THE BEST WAY TO ENJOY ALC-A-CHINO?

Ice cold straight from the can, poured over ice in a glass or for our Coffee Cocktails, they can also be shaken with ice and served up for the perfect espresso martini.

## HOW CAN I FIND ALC-A-CHINO?

Please use our "Find the Buzz" locator for the nearest store that carries Alc-a-Chino.

## WHY IS ALC-A-CHINO NOT IN MY MARKET?

If we are not yet in your market, send us a message! We are hard at work expanding our buzz-worthy network across the United States.